CUSIP No. 291005 10 6	Schedule 13D	Page 1 of 11 Pages

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§240.13d-2(a)

(Amendment No. 13)

EMERITUS CORPORATION

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

291005 10 6

(CUSIP Number)

Daniel R. Baty		Andrew Bor
Emeritus Corporation	with a copy to:	Perkins Coie LLP
3131 Elliott Avenue, Suite 500		1201 Third Avenue, 40th Floor
Seattle, Washington 98121		Seattle, Washington 98101
(206) 289-2909		(206) 359-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 20, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 291005 10 6	Schedule 13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Daniel R. Baty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,187,915 (1)
	8	SHARED VOTING POWER 2,951,920 (2)
	9	SOLE DISPOSITIVE POWER 1,187,915 (1)
	10	SHARED DISPOSITIVE POWER 2,951,920 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,139,835 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 1,167,915 shares of Common Stock and options for the purchase of 20,000 shares of Common Stock held directly. Reference is made to the Company’s merger agreement dated February 20, 2014 (the “Merger Agreement”) with Brookdale Senior Living, Inc. (“Brookdale”) and Broadway Merger Sub Corporation, as disclosed in the Company’s current report on Form 8-K filed with the Securities and Exchange Commission on February 21, 2014 (File No. 001-14012). The options will be treated as described in the Merger Agreement. Daniel R. Baty has entered into a Voting Agreement with Brookdale dated as of February 20, 2014 pursuant to which he may be deemed to share voting power with Brookdale.
(2)	Includes 2,951,920 shares of Common Stock held by B.F., Limited Partnership (“B.F.”). Columbia-Pacific Group, Inc. (“CPG”) is the general partner of B.F. CPG is wholly owned by Daniel R. Baty and controlled by Mr. Baty and his sons Stanley L. Baty and Brandon D. Baty. Daniel R. Baty is also a limited partner of B.F. Daniel R. Baty disclaims beneficial ownership of the shares held by B.F. except to the extent of his pecuniary interest therein. Excludes 1,657,504 shares of Common Stock held by the Baty 2014 Grantor Retained Annuity Trust.
(3)	The percentage is based on 48,732,677 shares of Common Stock outstanding as of February 27, 2014.

CUSIP No. 291005 10 6	Schedule 13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Stanley L. Baty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 128,441 (1)
	8	SHARED VOTING POWER 4,609,424 (2)
	9	SOLE DISPOSITIVE POWER 128,441 (1)
	10	SHARED DISPOSITIVE POWER 4,609,424 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,737,865 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 3,541 shares of unvested restricted stock which will be treated as described in the Merger Agreement.
(2)	Includes 2,951,920 shares of Common Stock held by B.F., Limited Partnership (“B.F.”) and 1,657,504 shares of Common Stock held by the Baty 2014 Grantor Retained Annuity Trust (“GRAT”). Columbia-Pacific Group, Inc. (“CPG”) is the general partner of B.F. CPG is wholly owned by Daniel R. Baty and controlled by Mr. Baty and his sons Stanley L. Baty and Brandon D. Baty. Stanley L. Baty is also a limited partner of B.F. The foregoing share amounts include 33,209 shares attributable to a trust for the benefit of Brandon D. Baty’s children, of which Stanley L. Baty serves as sole trustee, and 69,072 shares attributable to trusts for the benefit of Stanley L. Baty’s children, of which Brandon D. Baty serves as sole trustee, in each case as a result of such trust’s ownership of limited partnership interests in B.F. Stanley L. Baty disclaims beneficial ownership of the shares held by B.F. except to the extent of his pecuniary interest therein. Stanley L. Baty is a co-trustee of the GRAT. Stanley L. Baty has entered into a Voting Agreement with Brookdale dated as of February 20, 2014 pursuant to which he may be deemed to share voting power with Brookdale.
(3)	The percentage is based on 48,732,677 shares of Common Stock outstanding as of February 27, 2014.

CUSIP No. 291005 10 6	Schedule 13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON Brandon D. Baty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 110,000
	8	SHARED VOTING POWER 4,609,424 (1)
	9	SOLE DISPOSITIVE POWER 110,000
	10	SHARED DISPOSITIVE POWER 4,609,424 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,719,424 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 2,951,920 shares of Common Stock held by B.F., Limited Partnership (“B.F.”) and 1,657,504 shares of Common Stock held by the Baty 2014 Grantor Retained Annuity Trust (“GRAT”). Columbia-Pacific Group, Inc. (“CPG”) is the general partner of B.F. CPG is wholly owned by Daniel R. Baty and controlled by Mr. Baty and his sons Stanley L. Baty and Brandon D. Baty. Brandon D. Baty is also a limited partner of B.F. The foregoing share amounts include 33,209 shares attributable to a trust for the benefit of Brandon D. Baty’s children, of which Stanley L. Baty serves as sole trustee, and 69,072 shares attributable to trusts for the benefit of Stanley L. Baty’s children, of which Brandon D. Baty serves as sole trustee, in each case as a result of such trust’s ownership of limited partnership interests in B.F. Brandon D. Baty disclaims beneficial ownership of the shares held by B.F. except to the extent of his pecuniary interest therein. Brandon D. Baty is a co-trustee of the GRAT. Brandon D. Baty has entered into a Voting Agreement with Brookdale dated as of February 20, 2014 pursuant to which he may be deemed to share voting power with Brookdale.
(2)	Includes 110,000 shares of Common Stock held directly.
(3)	The percentage is based on 48,732,677 shares of Common Stock outstanding as of February 27, 2014.

CUSIP No. 291005 10 6	Schedule 13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON B.F., Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,951,920 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,951,920 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,951,920 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1% (2)
14	TYPE OF REPORTING PERSON PN

(1)	B.F., Limited Partnership (“B.F.”) is a Washington limited partnership of which Columbia-Pacific Group, Inc. (“CPG”) is the general partner. CPG is wholly owned by Daniel R. Baty and controlled by Mr. Baty and his sons Stanley L. Baty and Brandon D. Baty. Daniel R. Baty, Stanley L. Baty and Brandon D. Baty are also each limited partners of B.F. B.F. directly owns 2,951,920 shares of Common Stock. B.F. has entered into a Voting Agreement with Brookdale dated as of February 20, 2014 pursuant to which it may be deemed to share voting power with Brookdale.
(2)	The percentage is based on 48,732,677 shares of Common Stock outstanding as of February 27, 2014.

CUSIP No. 291005 10 6	Schedule 13D	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON Columbia-Pacific Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,951,920 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,951,920 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,951,920 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1% (2)
14	TYPE OF REPORTING PERSON CO

(1)	Columbia-Pacific Group, Inc., a Washington corporation (“CPG”), is the general partner of B.F., Limited Partnership, a Washington limited partnership (“B.F.”). CPG is wholly owned by Daniel R. Baty and controlled by Mr. Baty and his sons Stanley L. Baty and Brandon D. Baty. Daniel R. Baty, Stanley L. Baty and Brandon D. Baty are also each limited partners of B.F. B.F. directly owns 2,951,920 shares of Common Stock. CPG has entered into a Voting Agreement with Brookdale dated as of February 20, 2014 pursuant to which it may be deemed to share voting power with Brookdale.
(2)	The percentage is based on 48,732,677 shares of Common Stock outstanding as of February 27, 2014.

CUSIP No. 291005 10 6	Schedule 13D	Page 7 of 11 Pages

Item 1.	Security and Issuer.

This Schedule 13D relates to shares of common stock, $.0001 par value per share (the “Common Stock”) of Emeritus Corporation (the “Company”) owned by the entities and individuals as set forth under Item 5.

The principal executive offices of the Company are located at 3131 Elliott Avenue, Suite 500, Seattle, WA 98121.

Item 2.	Identity and Background.

This Schedule 13D relates to (i) Daniel R. Baty, (ii) Stanley L. Baty, (iii) Brandon D. Baty, (iv) B.F., Limited Partnership (“B.F.”) and (v) Columbia-Pacific Group, Inc. (“CPG”).

Daniel R. Baty is the sole director and shareholder of CPG, a Washington corporation, which is the general partner of B.F., a Washington limited partnership. Stanley L. Baty and Brandon D. Baty are officers of CPG. Daniel R. Baty, Stanley L. Baty and Brandon D. Baty are each also limited partners of B.F.

Daniel R. Baty is Chairman of the Board of the Company. His principal business address is 3131 Elliott Avenue, Suite 500, Seattle, Washington 98121. Mr. Baty is a citizen of the United States of America and has not during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Stanley L. Baty is a director of the Company and a Vice President of CPG. His principal business address is 1910 Fairview Avenue East, Suite 500, Seattle, WA 98102. Mr. Baty is a citizen of the United States of America and has not during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Brandon D. Baty is President and Treasurer of CPG. His principal business address is 1910 Fairview Avenue East, Suite 500, Seattle, WA 98102. Mr. Baty is a citizen of the United States of America and has not during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CPG is a holding company that invests primarily in the senior living industry. B.F. is also a holding entity with various venture capital investments. The principal business address for both is 1910 Fairview Avenue East, Suite 500, Seattle, WA 98102.

CUSIP No. 291005 10 6	Schedule 13D	Page 8 of 11 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

Since the filing of Amendment No. 12 to this Schedule 13D, the reporting persons made the following purchases and sales of Common Stock:

(a) On August 23, 2013, Daniel R. Baty acquired 20,000 shares of Common Stock through the exercise of stock options at a price of $8.03 per share for an aggregate exercise price of $160,600. The price was paid from Daniel R. Baty’s personal funds. On January 2, 2014, Daniel R. Baty acquired 440,000 shares of Common Stock through the exercise of stock options for an aggregate exercise price of $8,436,800, consisting of 80,000 options exercised at a price of $16.45 per share, 60,000 options exercised at a price of $18.03 per share and 300,000 options exercised at a price of $20.13 per share. The price was paid from Daniel R. Baty’s personal funds. On January 14, 2014, Daniel R. Baty gifted 1,657,504 shares of Common Stock to the Baty 2014 Grantor Retained Annuity Trust (the “GRAT”). Daniel R. Baty’s sons Stanley L. Baty and Brandon D. Baty are co-trustees of the GRAT.

(b) On May 29, 2013, Stanley L. Baty received 3,541 shares of restricted Common Stock (“Restricted Stock”) in connection with his services as a member of the Board of Directors of the Company. Reference is made to the Company’s merger agreement dated February 20, 2014 (the “Merger Agreement”) with Brookdale Senior Living, Inc. and Broadway Merger Sub Corporation as described in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 21, 2014 (File No. 001-14012) and the treatment of Restricted Stock as described in the Merger Agreement. On June 4, 2013, Stanley L. Baty acquired 7,500 shares of Common Stock through the exercise of stock options at a price of $16.01 per share for an aggregate exercise price of $120,075. The price was paid from Stanley L. Baty’s personal funds. On February 27, 2014, Stanley L. Baty acquired 7,500 shares of Common Stock through the exercise of stock options at a price of $26.02 per share for an aggregate exercise price of $195,150. The price was paid from Stanley L. Baty’s personal funds.

Item 4.	Purpose of Transaction.

The reporting persons acquired the Common Stock in the transactions identified above in Item 3 in the ordinary course of investing. Except as described in this Statement, as of the date hereof, each of the reporting persons have not formulated any specific plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company; (c) a sale or transfer of a material amount of assets of the Company; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

CUSIP No. 291005 10 6	Schedule 13D	Page 9 of 11 Pages

Item 5.	Interest in Securities of the Issuer.

(a) As of the date of this Amendment No. 13 (“Amendment”)

(i) Daniel R. Baty beneficially owns a total of 4,139,835 shares of Common Stock, which consists of: (i) 1,167,915 shares of Common Stock owned directly; (ii) 2,951,920 shares of Common Stock owned by B.F.; and (iii) 20,000 shares of Common Stock subject to unvested stock options, which options will be treated as described in the Merger Agreement.

(ii) Stanley L. Baty beneficially owns a total of 4,737,865 shares of Common Stock, which consists of: (i) 128,441 shares of Common Stock owned directly, (ii) 3,541 shares of Restricted Stock which will be treated as described in the Merger Agreement; (iii) 2,951,920 shares of Common Stock owned by B.F.; and (iv) 1,657,504 shares of Common Stock owned by the GRAT.

(iii) Brandon D. Baty beneficially owns a total of 4,719,424 shares of Common Stock, which consists of: (i) 110,000 shares of Common Stock owned directly; (ii) 2,951,920 shares of Common Stock owned by B.F and (iii) 1,657,504 shares of Common Stock owned by the GRAT.

(iv) B.F. beneficially owns 2,951,920 shares of Common Stock, which consists of shares of Common Stock owned directly. CPG beneficially owns, as general partner of B.F., the same 2,951,920 shares of Common Stock.

(v) Based on 48,732,677 shares of Common Stock outstanding as of February 27, 2014, the percentage beneficial ownership of the reporting persons is as follows:

Daniel R. Baty	8.5%
Stanley L. Baty	9.7%
Brandon D. Baty	9.7%
B.F., Limited Partnership	6.1%
Columbia-Pacific Group, Inc.	6.1%

(b)

(i) Daniel R. Baty has the sole power to vote and to direct the vote of, and the sole power to dispose of and to direct the disposition of, the 1,187,915 shares of Common Stock owned directly by him or subject to options held directly by him In his capacity as sole director and shareholder of CPG, the general partner of B.F., Daniel R. Baty, together with Stanley L. Baty and Brandon D. Baty, has the shared power to vote and to direct the vote of, and the shared power to dispose of and to direct the disposition of, all 2,951,920 shares of Common Stock owned directly by B.F. Daniel R. Baty has entered into a Voting Agreement with Brookdale dated as of February 20, 2014 pursuant to which he may be deemed to share voting power with Brookdale.

(ii) Stanley L. Baty has the sole power to vote and to direct the vote of, and the sole power to dispose of and to direct the disposition of, the 128,441 shares of Common Stock owned directly by him or subject to Restricted Stock held directly by him. In his capacity as Vice President of CPG, the general partner of B.F., Stanley L. Baty, together with Daniel R. Baty and Brandon D. Baty, has the shared power to vote and to direct the vote of, and the shared power to dispose of and to direct the disposition of, all 2,951,920 shares of Common Stock owned directly by B.F. In his capacity as co-trustee of the GRAT, Stanley L. Baty, together with Brandon D. Baty, has the shared power to vote and to direct the vote of, and the shared power to dispose of and to direct the disposition of, all 1,657,504 shares of Common Stock owned directly by the GRAT. Stanley L. Baty has entered into a Voting Agreement with Brookdale dated as of February 20, 2014 pursuant to which he may be deemed to share voting power with Brookdale.

CUSIP No. 291005 10 6	Schedule 13D	Page 10 of 11 Pages

(iii) Brandon D. Baty has the sole power to vote and to direct the vote of, and the sole power to dispose of and to direct the disposition of, the 110,000 shares of Common Stock owned directly by him. In his capacity as President of CPG, the general partner of B.F., Brandon D. Baty, together with Daniel R. Baty and Stanley L. Baty, has the shared power to vote and to direct the vote of, and the shared power to dispose of and to direct the disposition of, all 2,951,920 shares of Common Stock owned directly by B.F. In his capacity as co-trustee of the GRAT, Brandon D. Baty, together with Stanley L. Baty, has the shared power to vote and to direct the vote of, and the shared power to dispose of and to direct the disposition of, all 1,657,504 shares of Common Stock owned directly by the GRAT. Brandon D. Baty has entered into a Voting Agreement with Brookdale dated as of February 20, 2014 pursuant to which he may be deemed to share voting power with Brookdale.

(c) See response at item 3(d) above.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with entering into the Merger Agreement, Daniel R. Baty, Stanley L. Baty, Brandon D. Baty and B.F. (collectively, the “Supporting Shareholders”) entered into a voting agreement dated as of February 20, 2014 (the “Voting Agreement”) with Brookdale Senior Living Inc. pursuant to which the Supporting Shareholders agreed to, among other things, vote their shares of the Common Stock (i) in favor of the approval of the Merger Agreement and (ii) against any alternative acquisition proposals. In addition, subject to certain limited exceptions, the Supporting Shareholders except Stanley L. Baty agreed to certain restrictions on their ability to transfer their respective shares of Common Stock. Collectively, the Supporting Shareholders represent approximately 12.3% of the total shares of Emeritus common stock outstanding as of February 27, 2014.

The foregoing description of the Voting Agreement is only a summary, does not purport to be complete, and is qualified in its entirety by reference to the Voting Agreement which is incorporated as Exhibit 1 to this Amendment No. 13 and is incorporated herein by reference in its entirety

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1: Voting Agreement, dated as of February 20, 2014 by and among Daniel R. Baty, Stanley L. Baty, Brandon D. Baty, B.F. and Brookdale Senior Living Inc. (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 21, 2014 (File No. 001-14012)).

CUSIP No. 291005 10 6	Schedule 13D	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct as of March 6, 2014.

/s/ DANIEL R. BATY Daniel R. Baty

/s/ STANLEY L. BATY Stanley L. Baty

/s/ BRANDON D. BATY Brandon D. Baty

B.F., LIMITED PARTNERSHIP

By:	COLUMBIA-PACIFIC GROUP, INC., General Partner

By:	/s/ BRANDON D. BATY Brandon D. Baty, President

COLUMBIA-PACIFIC GROUP, INC.

By:	/s/ BRANDON D. BATY Brandon D. Baty, President